#MARX

MARX: DAS KAPITAL (1ST ED.)

THIS INITIAL OFFERING IS COMING SOON!



CURRENT VALUE: $120,000

OFFERING FOR THIS ASSET IS NOT YET SCHEDULED. CHECK BACK SOON

#MARX

MARX: DAS KAPITAL (1ST ED.)

COA SPECS

FINANCIALS

Price Per Share	$15.00
Number of Shares	8,000
Market Cap.	$120,000
Storage Location	Rally

ASSET SPECIFICATIONS

Title	Das Kapital
Author	Karl Marx
Publisher	Otto Meissner
Publication Date	1867
Binding	Half Roan
Book Condition	Fine
Edition	First Edition

Darren Sutherland

Authentication:

Marx, Karl. *Kritik der politischen Oekonomie. Volume 1.* Hamburg: Otto Meissner, 1867. First edition. Contemporary half roan binding, black boards, yellow coated endpapers.

On April 30, 2021, I inspected the above book, and to the best of my professional knowledge, the book represents an authentic first edition of Marx's *Kritik der politischen Oekonomie*, as described above.

Attested and signed, dated April 30, 2021,

x

Darren Sutherland

Qualifications: Darren Sutherland has 25 years experience in the business of rare and antiquarian books, most recently with 10 years as the manager of the Strand Rare Book Room in New York, and 3 years as a specialist in rare books and manuscripts at Bonhams, performing numerous, and regular appraisals throughout.

DESCRIPTION OF SERIES DAS KAPITAL

Investment Overview

- Upon completion of the Series #MARX Offering, Series #MARX will purchase an 1867 First Edition Das Kapital By Karl Marx as the Underlying Asset for Series #MARX (The "Series Das Kapital" or the "Underlying Asset" with respect to Series #MARX, as applicable), the specifications of which are set forth below.
- Karl Marx was a Prussian-born economist and political philosopher who is known for his anti-capitalist writings and the resulting ideology of Marxism. His most famous and influential works were the pamphlet, "The Communist Manifesto," and book "Das Kapital."
- "Das Kapital," which eventually amounted to three volumes (the second and third published posthumously and edited by his colleague Friedrich Engels), is a foundational text of the Marxist movement and explains Marx's theories of anti-capitalism, describing his purpose as to lay bare "the economic law of motion of modern society."
- The Underlying Asset is an 1867 First Edition Das Kapital By Karl Marx.

Asset Description

Overview & Authentication

- Karl Heinrich Marx was born on May 5, 1818 in Trier, Prussia.
- Marx was the oldest surviving male of nine children, the son of Heinrich a successful lawyer who was an avid reader of Kant and Voltaire, and an active member of the Prussian constitutional movement.
- Marx came from a long line of rabbis, and his parents were Jewish, just prior to Karl's birth his father was baptized in the Evangelical Established Church (possibly due to pressure from his professional career). Marx would be baptized at six years old, though was influenced more by the social policies of the enlightenment than the ideas of the church.
- Despite his family's conversion, Marx experienced anti-Semitism as a child, which has been suggested to influence his skepticism toward religion generally. In 1843, Marx would famously write that "religion is the opiate of the masses."
- In October 1835 Marx entered the University of Bonn, studying subjects in the humanities such as Greek and Roman mythology and the history of art.
- In October 1836 Marx left Bonn and enrolled at the University of Berlin to study law and philosophy.
- While in Berlin, Marx was exposed to the philosophy of the idealist philosopher Georg Willhelm Friedrich Hegel, and became a member of the "Young Hegelians" and later the "Doctor Club," which promoted the belief that Christian Gospels "were a record not of history but of human fantasies arising from emotional needs and that Jesus had not been a historical person."
- After mounting pressure from the Prussian government over the radial movements within academia, Marx was encouraged to submit his doctoral dissertation to the University at Jena, "which was known to be lax in its academic requirements." He received his degree in April 1841.
- On October 15, 1842 Marx became the editor of the Rheinische Zeitung, a newspaper in Cologne. At this post he wrote editorials on social issues concerning housing and the burgeoning philosophy on communism. With Marx at the helm, the newspaper became one of the most prominent in Prussia.
- Prussian officials suspended the newspaper due to its radical nature, and Marx instead began coediting a new review called the "German-French Yearbooks."
- In October 1843, Marx and his wife moved to Paris, which had become the center of socialist philosophy, and more specifically, the radical branch of communism. During this time Marx first began to identify as a communist and concern himself more seriously with the causes of the plight of working people.
- The communist working class of French and German society impacted Marx, despite finding them "utterly crude and unintelligent," he was impressed by their solidarity: "Their brotherhood of man is no mere phrase with them, but a fact of life, and the nobility of man shines upon us from their work-hardened bodies," Marx wrote in 1844 (published decades later).

- Marx met Friedrich Engels (who would go on to become a life-long collaborator) in Paris in August 1844.
- In February 1944 Marx wrote an article titled "A Contribution to the Critique of Hegel's Philosophy of Right" from which some of his most famous quotes are derived. Among these are "Religion is the opiate of the masses" and his call for the "uprising of the proletariat."
- Marx is expelled from France (at the behest of the Prussian government), leaving for Brussels in February 1845, where he would be joined by Engels. Marx renounced his Prussian citizenship in December 1845.
- During their years in Brussels, Marx and Engels wrote multiple treatises of their shared views, critiquing forms of Hegelian idealism and setting forth their "materialistic conception of history," a theory that defined the structure of society as one which promotes the interests of the economic elite.
- In 1847, Marx was asked to join a secret society known as the "League of Just." After Marx and Engels joined, the organization was renamed the "Communist League." In need of an official constitution, Marx and Engels worked from December 1847 to early 1848 to write the "Communist Manifesto."
- The "Communist Manifesto" described a narrative of history centered around class struggles, and the prediction that the triumph of the proletariat was inevitable and would put an end to the rule of the bourgeois class. The pamphlet famously closes with the lines: "The proletarians have nothing to lose but their chains. They have a world to win. Workingmen of all countries unite!"
- In 1849, after being arrested and charged with incitement to an armed insurrection, Marx was acquitted and expelled from Germany.
- Marx arrived in London in August 1846, where he would live for the rest of his life.
- In March 1850, having sworn to avoid any cooperation with the Bourgeois class, Marx and his family was evicted from their home, beginning a long period during which Marx lived in "material misery and spiritual pain." During this time Engels provided Marx with modest financial support.
- When several of his children died, it was deemed "a sacrifice to bourgeois misery."
- "Das Kapital" was published in 1867. Its most important concepts are the theory of surplus value derived from the exploitation of labor and the impact of technology on the widening gap between workers and capitalists. The "capitalist class becomes unfit to rule, because it is incompetent to assure an existence to its slave within its slavery." According to Marx, this capitalist system predicated on exploitation is untenable.
- Marx died on March 14, 1883 in London, England.
- The second and third volumes of Das Kapital were published by Engels in 1885 and 1894.
- According to the BBC: "The ideas contained in Das Kapital would go on to inspire revolutions in Russia, China, and many other countries around the world in the 20th Century, as ruling elites were overthrown and private property seized on behalf of workers."
- The Russian revolutionary Vladimir Lenin was influenced heavily by Marx: "He spent whole days studying Marx, making digests, copying passages, jotting down notes... It was then difficult to tear him away from his work."
- Josef Stalin considered himself a Marxist.
- After the Global Financial Crisis of 2008, interest and sales of Das Kapital experienced a resurgence.
- The Underlying Asset is accompanied by a signed letter of authenticity from Darren Sutherland, a New York-based rare book specialist.

Notable Features

- The Underlying Asset is an 1867 First Edition Das Kapital By Karl Marx.
- The Underlying Asset exhibits contemporary half roan binding.
- The Underlying Asset features black boards.
- Over the past decade, less than ten comparable copies have sold at auction.

Notable Defects

- The Underlying Asset exhibits light rubbing to the extremities.
- The Underlying Asset exhibits yellow-coated endpapers.
- The Underlying Asset exhibits a chip to the foot of the spine.

- The Underlying Asset exhibits occasional spots.

Details

Series Das Kapital	
Title	Das Kapital
Author	Karl Marx
Publisher	Otto Meissner
Publication Date	1867
Binding	Half Roan
Book Condition	Fine
Edition	First Edition

Depreciation

The Company treats Memorabilia Assets as collectible and therefore will not depreciate or amortize the Series Das Kapital going forward.

#MARX | $120K

COMPARABLE ASSET VALUE



ASSET VALUE

+1221%

TRANSACTIONS

13

"By the middle of the twentieth century, more than a third of the people in the world were living under regimes that called themselves, and genuinely believed themselves to be, Marxist."

THE NEW YORKER

October 2016

#MARX

MARX: DAS KAPITAL (1ST ED.)

The impact of Karl Marx and his watershed work “Das Kapital” sent shockwaves throughout the 20th century, challenging millions to reconsider their own conceptions of the societal and economic structure. The book famously declares the inevitable decline of capitalism, which Marx believed to be inherently predicated on exploitation. The works of Marx were used as a basis for communist revolutions in Russia, China, and multiple other countries around the world. #MARX is an 1867 First Edition “Das Kapital” by Karl Marx. Over the past decade, less than ten comparable copies have sold at auction.

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#MARX | *Visuals*

Russian revolutionary Vladimir Lenin was influenced heavily by Marx: “He spent whole days studying Marx, making digests, copying passages...It was then difficult to tear him away from his work.”

LAUNCH GALLERY ›

#MARX | *Timeline*

May. 1818 Karl Heinrich Marx is born in Trier, Prussia.

Aug. 1824 Marx is baptized in the Evangelical Church despite his Jewish heritage. His father had converted from Judaism years earlier, possibly due to pressure from his professional career. The family would place more of an emphasis on the social policies of the Enlightenment than religion.

Oct. 1835 Studying topics like Greek and Roman mythology, as well as the history of art, Marx enrolls in the University of Bonn.

Oct. 1836 Marx leaves Bonn to study law and philosophy at the University of Berlin, where he is exposed to the philosophy of Hegel and joins radical student groups.

Apr. 1841

After mounting pressure from the Prussian government over the radical movements within academia, Marx submits his doctoral dissertation to the University at Jena, "which was known to be lax in its academic requirements."

Oct. 1842

Marx becomes the editor of the Rheinische Zeitung, a newspaper in Cologne. At this post he writes editorials on social issues concerning housing and the burgeoning philosophy of communism. With Marx at the helm, the newspaper becomes one of the most prominent in Prussia.

Oct. 1843

Moving to Paris, which had become a center of socialist philosophy, Marx first self-identifies as a communist and spends increasing amounts of time concerned with the plight of the working class.

Aug. 1844 Marx meets Friedrich Engels, who would become a lifelong collaborator.

Jan. 1848 At the request of the newly named "Communist League," Marx and Engels write the organization's official constitution: the "Communist Manifesto."

Mar. 1850 Having sworn off all cooperation with the Bourgeois class, Marx and his family are evicted from their home, beginning a long period during which Marx lived in "material misery and spiritual pain." During this time Engels provides Marx with financial support.

Sep. 1867	Marx publishes "Das Kapital," explaining his belief that the capitalist system is predicated on exploitation and therefore untenable. #MARX is printed.
Mar. 1883	Marx dies in London. Engels would publish two additional volumes of "Das Kapital" in 1885 and 1894 using notes left by Marx.
Jan. 2008	Sales of "Das Kapital" spike as a result of the global financial crisis, which drives increased skepticism toward the capitalist system.
Feb. 2021	Rally enters into an agreement to acquire #MARX and offer it on the Rally platform.